MDS Reports Fiscal 2003 Results

Global health and life sciences company reports strong earnings

Toronto, Canada - December 11, 2003: MDS Inc. (TSX: MDS, NYSE: MDZ), the global health and life sciences company, today announced its fourth quarter and full year 2003 financial results.

"This was a year focused on making changes to allow us to manage our businesses in a more efficient and effective way at MDS. We maintained earnings growth in fiscal 2003 through our market leading positions. We are well into the implementation phase on a number of key initiatives that will contribute to improved performance in 2004 and beyond," said John Rogers, President & CEO. "For the coming year, we anticipate improvement across our entire business; but in particular an improvement in our pharmaceutical research services business, improved revenues from our increased cobalt supply, and continued success in our analytical instruments business. Additionally, we are well positioned for new opportunities for organic and acquisitive growth in a number of growing markets," Rogers continued.

Fiscal Year 2003

Fiscal 2003 full year revenues increased to $1.8 billion, a 1% increase over the prior year. Operating income from continuing operations and before taking into account unusual items which include the restructuring charges, unusual gains, and valuation provisions, increased by 7% to $235 million and earnings per share (EPS) from continuing operations and before unusual items (see table) grew by 11% to $0.89. The Company significantly improved its cash position in 2003, increasing its cash from $184 million in 2002 to $260 million in 2003.

Our fiscal 2003 results have largely been sheltered from the impact of the weakening US dollar and this carried into the fourth quarter. Our strong hedge position has enabled us to maintain an effective rate for exports this year that is only slightly below the rate realized in 2002.

Unusual items in 2003 included the following pre-tax items: valuation provisions ($77 million); restructuring charges ($28 million); gain on patent suit ($39 million); and a gain on sale of businesses ($10 million). The prior year results included a pre-tax loss of $7 million resulting from the sale of a business. Fiscal 2003 net income and EPS were positively impacted in the fourth quarter by the release of tax reserves that are no longer required due to improved operating results in Europe and the resolution of other tax uncertainties.

In the fourth quarter of 2003, the Company began to account for its generic radiopharmaceutical business as a discontinued operation. For fiscal 2003, this business generated revenues of $15 million and a loss of $22 million, including provisions for shutdown costs.

Operating losses in our proteomics business were reduced to $33 million in 2003 from $52 million in 2002. The impact on EPS from this business was $0.24 in 2003 as compared to $0.27 in 2002. Beginning in 2003, we are no longer able to tax-effect the results of this business, whereas fiscal 2002 EPS reflected a $10 million tax recovery from the MDS Proteomics losses.

Fourth Quarter

Fourth quarter 2003 revenues declined 5% to $449 million. Excluding the impact of divested businesses and adjusting for strong cobalt revenues in Q4 of last year, this decline is attributable to lower diagnostics and pharmaceutical research services revenues largely offset by growth in our analytical instrument business.

Operating income before unusual items increased 20% to $59 million due to continued strong performance in our analytical instruments business and reduced spending in our proteomics business, partly offset by lower operating income in our US diagnostics business.

The fourth quarter results include $28 million of restructuring charges and $22 million in shutdown costs related to our generic radiopharmaceutical business. These special pre-tax charges total $50 million compared to the previously announced range of $45-55 million.

EPS from continuing operations and before unusual items for the fourth quarter, improved to $0.26 from $0.18 in 2002 due to tax adjustments and lower expenditures in our proteomics business.

During the quarter, the Company announced a number of key initiatives targeted at strengthening our growth and financial performance over the next several years including:

  The reduction in overall positions at MDS by 450 people over 2004.
  A plan to exit the generic radiopharmaceutical business in Fleurus, Belgium.
  The intent to improve performance in the US diagnostic business, while looking at how the Company can best participate in the market.
  Revised management compensation plans to incorporate an expanded set of financial metrics to further align them with shareholder interests,
  A seven-year outsourcing agreement with IBM,
  The implementation of an enterprise-wide common business system with Oracle, and
  The creation of MDS Enterprise Services, which will provide support services to the entire MDS organization.

The expectation is that operating costs will be reduced by approximately $10 million in fiscal 2004 and $40 million in fiscal 2005.

Life Sciences

Revenues for 2003 in the Life Sciences segment increased 3% to $1,083 million from $1,053 million in fiscal 2002. Operating income for the year was $211 million before restructuring charges, up 3% from 2002.

For the quarter, revenues decreased to $275 million from $283 million in the same quarter last year. Operating income, excluding the impact of restructuring charges, increased 13% to $51 million from $45 million.

Our analytical instruments business continues to generate strong revenue growth, improving 19% compared to the same quarter last year. Revenues for the isotope business were down $12 million this quarter relative to last year, reflecting the impact of the sale of our Oncology Software Solutions business, which generated $10 million in the fourth quarter of last year, as well as a strong fourth quarter in our cobalt business in 2002. Cobalt inventories have now been replenished and we expect stronger cobalt sales beginning in the first quarter of 2004. Revenues from our pharmaceutical research services business were down 5% compared to the same period last year.

Key announcements for the quarter:

  The exit of the generic radiopharmaceutical business located in Fleurus, Belgium. As a result of this decision, the generic radiopharmaceuticals business is now treated as a discontinued operation.
  Our isotopes business licensed technology to NTP Radioisotopes, a subsidiary of the South African Nuclear Energy Corporation. NTP will become a contract supplier of yttrium-90 to MDS Nordion.
  Our isotopes business licensed X-ray blood irradiation technology from Rad Source Technologies, Inc. to provide a full breadth of products in the blood irradiation business.
  Our analytical instruments business signed additional distribution agreements to deliver the new NanoLC system in the United Kingdom, Sweden, Germany and Canada.
  Our pharmaceutical research business and Iconix Pharmaceuticals, Inc. introduced Pharmotif™ Solutions, a chemogenomics profiling service for evaluating novel drug candidates.
  Our pharmaceutical research business expanded client access to data on their studies to pharmacology and late stage clinical trials through MDS Pharma Express™, an electronic data delivery system.

After the quarter, the Centers for Disease Control and Prevention (CDC) agreed to purchase 36 ELAN DRC ICP-MS systems. These systems, developed jointly by MDS Sciex and PerkinElmer, will be delivered to state health laboratories to upgrade their preparedness and response to bioterrorism, outbreaks of infectious disease, and other public health threats and emergencies in the US.

Health

Revenues for the year in the Health segment decreased slightly to $715 million from $721 million in fiscal 2002, reflecting the impact of the sale of MDS Matrx in the second quarter of 2002. MDS Matrx contributed $10 million of revenues in 2002 prior to the sale.

Fourth quarter revenues decreased to $173 million from $188 million in the same quarter last year. Operating income for the quarter, excluding the impact of restructuring charges, was $14 million compared to $18 million last year, as a result of weaker than expected performance in our US diagnostics business.

Key announcements for the quarter:

  Implementation of steps to improve margins in the US diagnostics business while examining the best way to participate in this market.
  Implementation of a mitigation plan to offset the impact of fee reductions in the province of British Columbia.
  Steps to improve performance in the diagnostics business are expected to deliver an improvement in operating income of 5-8% in 2004.

Proteomics

In the Proteomics segment, operating losses declined to $8 million for the quarter compared to $14 million in 2002. Our proteomics business continues to focus on revenue creating opportunities and committed research and development while moving discussions forward on research collaborations and third party financing alternatives.

Financial Summary

Components of operating income from continuing operations for the quarter and year are summarized below:

	Fourth Quarter		Full Year
	2003	2002	2003	2002
	($ Millions)
Continuing operations, before proteomics and unusual items	$65	$63	$268	$271
Proteomics	(6)	(14)	(33)	(52)
	59	49	235	219
Unusual Items
Valuation provisions	(2)		(77)
Restructuring charges	(28)		(28)
Gain on patent suit			39
Gain (loss) on sale of business			10	(7)
	$29	$49	$179	$212

Components of basic earnings per share for the quarter and year are summarized below. We provide the components of basic earnings per share in this manner to enable readers to better understanding the results of our operations for the year and the significant items that affect reported results.

	Fourth Quarter		Full Year
	2003	2002	2003	2002
Continuing operations, before proteomics and unusual items	$0.32	$0.27	$1.13	$1.07
Proteomics	(0.06)	(0.09)	(0.24)	(0.27)
	0.26	0.18	0.89	0.80
Unusual Items
Valuation provisions			(0.51)
Restructuring charges	(0.13)		(0.13)
Gain on patent suit			0.18
Gain (loss) on sale of business			0.07	(0.05)
Continuing operations	0.13	0.18	0.50	0.75
Discontinued operations	(0.16)		(0.16)
	($0.03)	$0.18	$0.34	$0.75

MDS will be holding a conference call today at 10:00 am. This call will be webcast live at, www.mdsintl.com, and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call.

MDS Inc. (TSX: MDS; NYSE: MDZ) partners with and enables other leading health sciences organizations to enhance the health of people around the world. MDS' services, products and instruments help to discover and bring new drugs to market faster and we assist thousands of doctors to diagnose and treat patients every day. MDS has more than 10,000 highly skilled and dedicated people on five continents. Detailed information about our company is available at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:

Sharon Mathers Vice-President Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com

MDS Inc.

Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)		As at October 31 2003		2002
ASSETS				
Current				
Cash and cash equivalents	$	**263**	$	194
Accounts receivable		**274**		328
Inventories		**199**		153
Income taxes recoverable		**9**		21
Prepaid expenses		**30**		25
		775		721
Capital assets		**776**		740
Future tax assets		**23**		35
Long-term investments and other (note 2)		**217**		261
Goodwill		**774**		785
	$	**2,565**	$	2,542
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness	$	**3**	$	10
Accounts payable and accrued liabilities		**355**		317
Deferred revenue		**35**		63
Income taxes payable		**14**		17
Current portion of long-term debt		**9**		13
		416		420
Long-term debt		**533**		602
Deferred revenue		**34**		41
Other long-term obligations		**23**		18
Future tax liabilities		**70**		51
Minority interest		**63**		56
		1,139		1,188
Shareholders' equity				
Share capital (note 5)		**816**		805
Retained earnings		**572**		543
Cumulative translation adjustment		**38**		6
		1,426		1,354
	$	**2,565**	$	2,542

See accompanying notes

MDS Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(millions of Canadian dollars, except per share amounts)	Three months to October 31 2003	2002	Year ended October 31 2003	2002
Net revenues	$ **449**	$ 471	$ **1,799**	$ 1,777
Cost of revenues	**(279)**	(286)	**(1,114)**	(1,092)
Selling, general and administration	**(75)**	(93)	**(333)**	(330)
Research and development	**(15)**	(18)	**(42)**	(57)
Depreciation and amortization	**(19)**	(25)	**(78)**	(87)
Restructuring charges - net (note 4)	**(28)**	-	**(28)**	-
Other income (expense) - net	**(2)**	-	**(28)**	(7)
Equity earnings and investment gains	**(2)**	-	**3**	8
Operating income	**29**	49	**179**	212
Interest expense	**(8)**	(4)	**(28)**	(17)
Dividend and interest income	**3**	1	**9**	6
Minority interest	**(1)**	(2)	**(7)**	(5)
Income before income taxes	**23**	44	**153**	196
Income taxes	**(5)**	(19)	**(83)**	(91)
Income from continuing operations	**18**	25	**70**	105
Loss from discontinued operations - net of tax (note 3)	**(22)**	-	**(22)**	-
Net Income (loss)	$ **(4)**	$ 25	$ **48**	$ 105
Earnings (loss) per share (note 5)				
Basic	$ **(0.03)**	$ 0.18	$ **0.34**	$ 0.75
Diluted	$ **(0.03)**	$ 0.17	$ **0.34**	$ 0.74

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(millions of Canadian dollars)	Three months to October 31 2003	2002	Year ended October 31 2003	2002
Retained earnings, beginning of period	$ **583**	$ 528	$ **543**	$ 457
Net income (loss)	**(4)**	25	**48**	105
Repurchase of shares and options	-	(3)	**(5)**	(6)
Dividends - cash	**(4)**	(5)	**(10)**	(10)
- stock	**(3)**	(2)	**(4)**	(3)
Retained earnings, end of period	$ **572**	$ 543	$ **572**	$ 543

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

  Accounting Policies

  These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

  Long-term Investments

  The company's share of losses of significantly influenced companies and partnership included in operating income for the period was $2 million [2002 - nil].

  Discontinued Operations

  On October 24, 2003, MDS Board of Directors approved a plan for an orderly exit of its generic radiopharmaceutical manufacturing facility in Fleurus, Belgium.

  Pursuant to the CICA recommendation, Section 3475 ''Disposal of Long-lived Assets and Discontinued Operations'', the revenues and expenses of the business have been netted and reported as 'loss from discontinued operations' on the Consolidated Statements of Income. Figures for 2002 have been restated to reflect this presentation. The revenues and pre-tax loss of the discontinued operations, presented in the Consolidated Statements of Income, were as follows:

	Three months to October 31,		Year ended October 31
	2003	2002	2003	2002

Revenues	$ 4	$ 4	$ 15	$ 15

Loss from discontinued operations	$ (22)	$ -	$ (22)	$ -

  The $22 million pre-tax/after tax loss on disposal of the Fleurus operation reflects provisions for the estimated costs directly associated with the shutdown. In addition to a net operating loss of $1 million, the loss for 2003 reflects provisions for workforce reductions totaling $14 million, asset write-offs of $3 million; and provisions for contractual obligations and other liabilities of $4 million.

  Restructuring charges

Cumulative drawdowns
	Restructuring charge	Cash	Non-cash	Provision balance at October 31, 2003
Restructuring activities:
Workforce reductions	$ 17	$ -	$ -	$ 17
Equipment and other write-downs	11		11	-
	$ 28	$ -	$ 11	$ 17

  During the quarter, MDS recorded restructuring charges of $28 million (after-tax $20 million) relating to the implementation of certain change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including system implementations. This charge included workforce reduction charges of $17 million related to the cost of severance and benefits associated with approximately 220 employees.

  The workforce reduction was primarily in the Life Science and Health Segments in North America and Europe. The provision is expected to be substantially utilized by mid-2004. Equipment and other asset write-downs of $11 million primarily related to certain computer equipment, subject to a sale and leaseback agreement. Immediate recognition of a loss is required because the fair value of the computer equipment is less than its carrying value.

  Earnings Per Share a) Dilution

  Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

  b) Pro Forma Impact of Stock-Based Compensation

  Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments". The Company has used the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

2003

Risk free interest rate	5.5%
Expected dividend yield	1.0%
Expected volatility	.357
Expected time until exercise	5.25

  Options granted during the quarter totalled 57,000 (2002 - 5,000). For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

  c) Discontinued Operations

  The earnings per share impact of discontinued business is as follows:

	Three months to October 31		Year ended October 31
	2003	2002	2003	2002

Earnings per share, continuing operations	$ 0.13	$ 0.18	$ 0.50	$ 0.75
Earnings per share, discontinued operations	(0.16)	-	(0.16)	-

Basic earnings (loss) per share	$ (0.03)	$ 0.18	$ 0.34	$ 0.75

  Income taxes

  Significant adjustments to the statutory rate comprise:

	Three months to October 31		Year ended October 31
	2003	2002	2003	2002
Combined Canadian federal and provincial rate	36.8%	38.4%	36.8%	38.4%

Expected provision for taxes at statutory rate	$ 8	$ 17	$ 56	$ 75
Increase (decrease) as a result of:
Restructuring charges	4	-	4	-
Excess to tax reserve no longer required	(9)	-	(9)	-
Investment dispositions and write-downs	-	-	18	2
Other	(1)	(3)	2	5
	$ 2	$ 14	$ 71	$ 82
MDS Proteomics losses not recognized	3	5	12	9
Income tax expense reported	$ 5	$ 19	$ 83	$ 91

Effective tax rate, as reported	21.7%	43.2%	54.2%	46.4%

  Supplementary Cash Flow Information

  Segmented Information

	Three Months ended				Three Months ended
	October 31, 2003				October 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$275	$173	$1	$449	$283	$188	$-	$471

Operating income (loss) before restructuring Restructuring activities	51 (19)	14 (9)	(8) -	57 (28)	45 -	18 -	(14) -	49 -
Revenues by products and services:
Medical isotopes				75				87
Analytical equipment				68				57
Pharmaceutical research services				132				139
Clinical laboratory services				128				143
Distribution and other				45				45
Proteomics				1				-

	Year ended				Year ended
	October 31, 2003				October 31, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$1,083	$715	$1	$1,799	$1,053	$721	$3	$1,777
Operating income (loss) before restructuring Restructuring activities	211 (19)	29 (9)	(33) -	207 (28)	205 -	59 -	(52) -	212 -
Revenues by products and services:
Medical isotopes				309				328
Analytical equipment				270				217
Pharmaceutical research services				504				508
Clinical laboratory services				532				531
Distribution and other				183				190
Proteomics				1				3

Total assets at October 31	$1,951	$428	$186	$2,565	$1,915	$448	$179	$2,542

  Guarantees

  Guarantees of the indebtedness of other parties include a guarantee, signed in the first quarter of 2003, of a $20 million bank loan on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan. As at October 31, 2003, the bank loan was fully drawn.

  Financial Instruments

As of October 31, 2003, the Company had outstanding foreign exchange contracts and options in place to sell up to US$481 million at a weighted average rate of C$1.52 maturing over the next 21 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate and an option to enter into a swap contract that would exchange a notional amount of US$157 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. As at October 31, 2003, the carrying amounts and fair values for derivative financial instruments are as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$ -	$ 56	$ -	$ 3
Interest rate swap and option contracts	$ -	$ (4)	$ -	$ (1)